Rebornne (USA) Inc.
Level 23, 120 Albert Street
Auckland City, Auckland
New Zealand, 1010

April 15, 2011

Via EDGAR
Sirimal R. Mukerjee
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Rebornne (USA) Inc.
Form 10-KT for Transition Period Ended March 31, 2010
Filed October 7, 2010
Current Report on Form 8-K
Filed June 7, 2010
File No. 1-32690

Dear Mr. Mukerjee,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated March 23, 2011 regarding the above referenced filings. Please accept this correspondence as a request for an extension of time to provide the Commission with our response to the comment letter. As discussed with the Commission yesterday, the Company will respond to the Commission’s comment later, dated March 23, 2011, no later than April 22, 2011.

Thank you for your attention to this matter.

Sincerely,

/s/ Dairy Global
President and CEO